Exhibit 5.2

[letterhead of Northrop Grumman Corporation]

                    , 2002

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

Ladies and Gentlemen:

I am a member of the bars of the States of New York and California. I am also Corporate Vice President and Secretary of Northrop Grumman Corporation, a Delaware corporation (“Northrop Grumman”). I am familiar with the Registration Statement on Form S-4 (Registration No. 333-83672) filed by Northrop Grumman with the Securities and Exchange Commission under the Securities Act of 1933, as amended from time to time (the “Registration Statement”), in connection with the registration of the shares of common stock, par value $1.00 per share, of Northrop Grumman (the “Northrop Grumman Shares”), to be issued in exchange for shares of common stock, par value $0.625 per share (the “TRW Shares”), of TRW Inc., an Ohio corporation (“TRW”), as contemplated by the Agreement and Plan of Merger, dated as of June 30, 2002, by and among TRW, Northrop Grumman and Richmond Acquisition Corp., an Ohio corporation (the “Merger Agreement”).

I have examined Northrop Grumman’s certificate of incorporation and bylaws and originals or copies certified or otherwise identified to my satisfaction of such other documents, corporate records, certificates of public officials and other instruments as I have deemed necessary or advisable for the purpose of rendering this opinion. Based on the foregoing and assuming that Northrop Grumman obtains all necessary approvals from its shareholders, I am of the opinion that the Northrop Grumman Shares will be, when issued in exchange for TRW Shares as contemplated by the Merger Agreement, duly authorized, validly issued, fully paid and non-assessable.

I hereby consent to the use of my name under the caption “Legal Matters” in the Form S-4 and to the inclusion of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Name: John H. Mullan
Title: Corporate Vice President and
Secretary